EXHIBIT 99.1

MAG Silver Reports Second Quarter Financial Results

VANCOUVER, British Columbia, Aug. 11, 2021 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or the “Company”) announces the Company’s unaudited financial results for the three and six months ended June 30, 2021. For details of the unaudited condensed interim consolidated financial statements and Management's Discussion and Analysis for the three and six months ended June 30, 2021, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

All amounts herein are reported in $000s of United States dollars (“US$”) unless otherwise specified.

HIGHLIGHTS – JUNE 30, 2021 AND EVENTS SUBSEQUENT TO THE QUARTER END

OPERATIONAL

  Positive progress was achieved during the quarter ended June 30, 2021 on the construction of the 4,000 tpd Juanicipio processing plant and civil works:
    Mechanical installation of the flotation cells and filters were completed during the Q2 2021;
    The SAG and ball mills were installed during Q2 2021; and,
    Underground development has reached approximately 40 km (25 miles), and the first cut and fill stope has been opened and a trial longhole stope is being tested.
  As reported by the operator Fresnillo, the Juanicipio plant is expected to come in on budget and as scheduled to commence commissioning in Q4 2021, reaching 40 to 50% of its 4,000 tonnes per day (“tpd”) nameplate capacity by the end of 2021 and reaching 90 to 95% of its nameplate capacity in 2022.

  A regularly updated photo gallery of construction progress at Juanicipio is available at https://magsilver.com/projects/photo-gallery/#photo-gallery.

  Batch processing of mineralized material from development headings continues through the nearby Fresnillo plant at a targeted two days per month of continuous processing for a nominal expected rate of 16,000 tonnes per month.

  For the three months ended June 30, 2021, on a 100% basis:
    44,435 tonnes of mineralized material were processed through the Fresnillo plant, with 404,518 payable silver ounces, 709 payable gold ounces, 133 tonnes of lead and 209 tonnes of zinc produced and sold; and,
    Pre-commercial production sales totaled $11,256 for the quarter (net of treatment and processing costs), less $2,373 in mining and transportation costs, netting $8,883 recorded as gross profit by Minera Juanicipio in the quarter.
  For the six months ended June 30, 2021, on a 100% basis:
    80,830 tonnes of mineralized material were processed through the Fresnillo plant, with 835,706 payable silver ounces, 1,340 payable gold ounces, 270 tonnes of lead and 408 tonnes of zinc produced and sold;
    Average silver head grade of 405 grams per tonne (“g/t”) of the material processed; and
    Pre-commercial production sales of $21,341 for the six month period (net of treatment and processing costs) less $4,259 in mining and transportation costs, netting $17,082 recorded as year to date gross profit by Minera Juanicipio.
  Since August 2020, 152,689 tonnes of mineralized development material have been processed through the Fresnillo plant, which is expected to:
    contribute cash-flow to offset some of the initial project capital; and
    significantly speed up project ramp-up due to the de-risking of Juanicipio’s metallurgical performance.
  Juanicipio capex is estimated at $440,000 (100% basis) as of January 1, 2018, less approximately $313,400 in development expenditures incurred from then to June 30, 2021 leaving approximately $126,600 of remaining initial capital on a 100% basis (MAG’s 44% estimated at $55,704) as at June 30, 2021. The cash required will be reduced by:
    Existing cash held in Minera Juanicipio as at June 30, 2021 ($15,107 on a 100% basis); and,
    Expected cashflow generated from mineralized material being processed through the Fresnillo plant up until the Juanicipio plant commences commissioning in Q4 2021.

  A further 14,207 tonnes of development material were processed in July 2021.

EXPLORATION

  In spite of temporary COVID-19 restrictions established by the Mexican Government in 2020, the full Juanicipio 2020 exploration program was completed as planned with 33 surface holes (27,900 metres (“m”)) and 77 underground definition holes (11,800 m) completed. Assays were reported subsequent to the quarter end (see Press Release dated August 5, 2021), and the program successfully:
    Confirms, and allows modeling with greater detail and confidence of the high-grade silver resource within the upper parts of the Valdecañas Bonanza Zone (as defined in the 2017 PEA) where the first several years of mining will occur;
    Confirms, expands, and allows improved modeling of the continuous wide mineralization of the Valdecañas Deep Zone (as defined in the 2017 PEA); and,
    Confirms, expands, and allows improved modeling of the ever-growing Anticipada Vein.
  The 2021 Juanicipio Exploration program is budgeted at $6 million on a 100% basis, and is to be evenly allocated between continued step-out and infill drilling of the Valdecañas Vein System (including independent targeting of the Venadas Vein family and the Anticipada Vein) and three principal target areas elsewhere in the Joint Venture ground.

  Five drill rigs are presently on surface running concurrently with continued underground definition drilling.

  Deer Trail Project in Utah:
    Phase I drilling was completed in Q2 2021 with assays pending and expected to be released during the third quarter of 2021.
    Subsequent to the quarter end, a 5 hole/5,000 metre Phase II drill program commenced and is in process.

LIQUIDITY AND CAPITAL RESOURCES

  As at June 30, 2021, MAG held cash of $66,342 while Minera Juanicipio had cash on hand on a 100% basis of $15,107.

CORPORATE

  MAG continues to refresh its board, as Mr. Derek White did not stand for re-election at the Company’s Annual General and Special Meeting on June 21, 2021, and subsequent to the quarter end on August 3, 2021, Mr. Dale Peniuk was appointed to the board.
    Mr. Peniuk is a Chartered Professional Accountant (CPA, CA) and corporate director. Mr. Peniuk currently serves on the board and as audit committee chair of Lundin Mining Corporation, Capstone Mining Corp. and Argonaut Gold Inc., and has been on the board and chair of the audit committee of numerous other Canadian public mining companies since 2006. Mr. Peniuk obtained his Bachelor of Commerce degree from the University of British Columbia in 1982 and his Chartered Accountant designation from the Institute of Chartered Accountants of British Columbia (now the Chartered Professional Accountants of British Columbia) in 1986, and spent more than 20 years with KPMG LLP Chartered Accountants and predecessor firms, the last 10 of which as an assurance partner with a focus on mining companies, including leading KPMG’s Vancouver office mining industry group.

JUANICIPIO PROJECT UPDATE

Processing Plant Construction and Commissioning

During Q2 2021, continued progress was achieved on the construction of the Juanicipio processing plant. The SAG and ball mills were installed during the quarter, and mechanical installation of the flotation cells and filters were completed during the Q2 2021. All major mechanical pieces have now been installed. The tailings and concentrate thickeners are nearing completion. Significant progress has occurred on the initial tailings storage facility, and on the fine ore bin and stockpile dust cover. The lead and zinc flotation cell lines have been installed and are now piped in for air, water and froth flow. Underground development to date at Juanicipio is now approximately 40 km (25 miles) with access to the upper portion of the resource now achieved. Underground development priorities include continuing advance of the three internal spiral footwall production ramps designed to access the full strike length of the Valdecañas Vein system. Initial development indicates that the grade and width of the vein are in line with previous drilling-derived estimates.

According to Fresnillo, the operator, the Juanicipio processing plant is expected to come in on budget and as scheduled to commence commissioning in fourth quarter 2021 reaching 40 to 50% of nameplate capacity by the end of 2021 and achieving 90 to 95% of nameplate capacity in 2022.

The estimated project capital cost on a 100% basis, as estimated from January 1, 2018 is $440,000 less approximately $313,400 in development expenditures incurred from then to June 30, 2021 leaving approximately $126,600 of remaining capital cost (MAG’s 44% estimated at $55,704) as at June 30, 2021. This remaining funding requirement will be reduced by both: existing cash held in Minera Juanicipio as at June 30, 2021 ($15,107 on a 100% basis); and, expected cash flows generated from mineralized development material processed at a targeted average nominal rate of 16,000 tonnes per month through the Fresnillo processing plant until the Juanicipio plant is commissioned (see Underground Mine Production below).

A regularly updated photo gallery of construction progress at Juanicipio is available at https://magsilver.com/projects/photo-gallery/#photo-gallery.

Underground Mine Production

As of August of 2020, mineralized material from development is being batch processed, refined and sold on commercial terms at a targeted rate of 16,000 tonnes per month at the nearby Fresnillo plant. The actual amount of material processed on a monthly basis fluctuates due to the variability of mineralization encountered in the development headings from month to month. In the three and six months ended June 30, 2021, 44,435 and 80,830 tonnes of mineralized material respectively, were processed through the Fresnillo plant, realizing commercial and operational de-risking opportunities for the Juanicipio joint venture. The average silver head grade for the development material processed in the three and six months ended June 30, 2021 was 361 grams per tonne (“g/t”) and 405 g/t respectively. The sales and treatment charges for tonnes processed in Q2 2021 were recorded on a provisional basis and will be adjusted in Q3 2021 based on final assay and pricing adjustments in accordance with the offtake contracts. The resulting payable metals sold and processing details on a 100% basis for the 3 months ended June 30, 2021 are summarized in Table 1 below.

Table 1: Development Material Processed at Fresnillo’s Processing Plant (100% basis)

Payable Metals	Quantity 3 months, June 30, 2021	Average Per Unit (1) 3 months June 30, 2021	$ Amount 3 months June 30, 2021	$ Amount 6 months June 30, 2021	$ Amount 3 months & 6 months June 30, 2020(2)
Silver	404,518 ounces	$27.17 per oz	$10,991	$22,148	-
Gold	709 ounces	$1,861.27 per oz	$1,320	$2,410	-
Lead	133 tonnes	$0.99 per lb	$290	$557	-
Zinc	209 tonnes	$1.34 per lb	$619	$1,174	-
Treatment and refining and other processing charges			$(1,964)	$(3,802)	-
Provisional sales adjustment related to prior periods (3)			-	$(1,146)
Net Sales			$11,256	$21,341	-
Mining and transportation costs			$(2,373)	$(4,259)	-
Gross Profit			$8,883	$17,082	-

(1)	Ounces (“oz”) for silver and gold; and, pounds (“lb”) for lead and zinc.
(2)	Underground mine production of development material commenced in August of 2020, so there are no comparable 2020.
(3)	Provisional sales for 2020 were finalized in Q1 2021 resulting in negative adjustment to net sales revenue of $1,146.

By bringing forward the start-up of the underground mine and processing mineralized development material at the Fresnillo plant in advance of commissioning the Juanicipio plant, MAG and Fresnillo expect to secure several positive outcomes for the Juanicipio Project:

  generating cash-flow from production to offset some of the cash requirements of the initial project capital;
  de-risking the flotation process through a better understanding of the metallurgical characteristics and response of the Juanicipio mineralization;
  increased certainty around the geological block model prior to start-up of the processing plant; and
  allowing for a faster and more certain ramp-up to the nameplate 4,000 tpd plant design.

Juanicipio Exploration Update

Despite a temporary COVID-19 exploration halt imposed by the Mexican Government in 2020, the full Juanicipio 2020 drilling program was completed as planned in 2020, although processing of assays was delayed and only released subsequent to the quarter ended June 30, 2021 (see Press Release dated August 5, 2021). A total of 33 surface holes (27,900 m) and 77 underground definition holes (11,800 m) were completed with the primary objectives of: infilling and expanding the Valdecañas Deep Zone (“Deep Zone”) to optimize its planned extraction; and underground definition drilling of the upper high-grade Valdecañas Bonanza Zone (“Bonanza Zone”) where test mining has already begun and the focus for the first several years of mining lies.

A complete set of tables by vein of the 2020 drilling results is available at: https://magsilver.com/site/assets/files/5810/nr-mar3-2020-table1-sdadds.pdf along with a new 3D video displaying the entire Valdecañas Vein System, available at:
https://magsilver.com/site/assets/files/5810/SSMovieHQ2_3-Mar3-2019-sdsawe.mp4 .

The 2020 drilling program successfully:

  Confirms, and allows modeling with greater detail and confidence of the high-grade silver resource within the upper parts of the Valdecañas Bonanza Zone where the first several years of mining will occur;
  Confirms, expands, and allows improved modeling of the continuous wide mineralization of the Valdecañas Deep Zone; and,
  Confirms, expands, and allows improved modeling of the ever-growing Anticipada Vein.

DEER TRAIL PROJECT UPDATE

A Phase I surface-based core drilling program was completed during Q2 2021. Assays and interpretations are expected to be released during Q3 2021. A follow-up Phase II drill program was planned as interpretation of the incoming core and draft lab results were incorporated into the district geological model. Phase II drilling commenced subsequent to the quarter end in July 2021 and is planned for 5,000 metres over 5 holes.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the Qualified Person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 38 years of relevant experience focused on ore deposit exploration worldwide. He is a Certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered Geologist (ARG 21613). Dr. Megaw is not independent as he is Chief Exploration Officer and a Shareholder of MAG.

FINANCIAL RESULTS – THREE AND SIX MONTHS ENDED JUNE 30, 2021

As at June 30, 2021, the Company had working capital of $68,374 (December 31, 2020: $94,513) including cash of $66,342 (December 31, 2020: $94,008) and no long-term debt. As well, as at June 30, 2021, Minera Juanicipio had cash of $15,107 (MAG’s attributable 44% share of $6,647). The Company makes cash advances to Minera Juanicipio as ‘cash called’ by the operator Fresnillo, based on approved joint venture budgets. In the three and six months ended June 30, 2021, the Company funded advances to Minera Juanicipio, which combined with MAG’s Juanicipio expenditures on its own account, totaled $23,809 and $23,910 respectively (June 30, 2020: $23,284 and $23,456 respectively). Subsequent to June 30, 2021, the Company advanced an additional $15,884 to Minera Juanicipio representing its 44% share of a $36,100 cash call to fund process plant construction and further underground development of the Juanicipio property.

The Company’s net income for three months ended June 30, 2021 amounted to $3,305 and net loss for the six months ended June 30, 2021 amounted to $357 or $0.03/share and $(0.00)/share respectively (June 30, 2020: $1,297 net income and $13,601 net loss respectively or $0.01/share or $(0.15)/share respectively). The Company recorded its 44% share of income from its equity investment in Juanicipio of $4,820 and $5,452 respectively for the three and six months ended June 30, 2021 (June 30, 2020: $1,189 income and $3,498 loss, respectively) which included MAG’s 44% share of net income from the sale of pre-production development material (see Table 2 below). Share based payment expense (a non-cash item) recorded in the three months and six months ended June 30, 2021 amounted to $1,485 and $2,678 respectively (June 30, 2020: $1,230 and $1,708 respectively).

Table 2: MAG’s 44% share of income from its equity investment in Juanicipio

	Three Months June 30, 2021	Three Months June 30, 2020	Six Months June 30, 2021	Six Months June 30, 2020
Gross Profit from processing development material (see Underground Mine Production – Juanicipio Project above)	$8,883	Nil (1)	$17,082	Nil (1)
Administrative expenses	$(287)	Nil	$(655)	Nil
Foreign exchange and other	$1,199	$317	$124	$(3,558)
Net income (loss) before tax	$9,795	$317	$16,551	$(3,558)
Income tax benefit (expense) (including deferred income tax)	$1,160	$2,384	$(4,160)	$(4,392)
Net income (loss) for the period (100% basis)	$10,955	$2,701	$ 12,391	$(7,950)
MAG’s 44% income (loss) - equity investment in Juanicipio	$4,820	$1,189	$5,452	$(3,498)

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. (MAG: TSX / NYSE A) is a Canadian development and exploration company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed in a Joint Venture partnership with Fresnillo Plc (56%), the Operator. Juanicipio is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, and the Joint Venture is currently developing an underground mine and constructing a 4,000 tonnes per day processing plant which is expected to commence commissioning in Q4-2021. Underground mine production of development material commenced in Q3-2020, and an expanded exploration program is in place targeting multiple highly prospective targets both at Juanicipio by the Joint Venture and by MAG at the Deer Trail 100% earn-in project in Utah.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the MAG’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, VP Investor Relations and Communications

Phone: (604) 630-1399
Toll Free: (866) 630-1399
Website: www.magsilver.com
Email: info@magsilver.com